Exhibit 99.1

CannTrust Closes Purchase of 81 Acres for Outdoor Grow

Increased Capacity Represents Next Step Towards Leadership in Low-Cost Extract Production

VAUGHAN, ON, April 2, 2019 - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX:TRST, NYSE:CTST) is pleased to announce that it has closed the first of its previously announced transactions to acquire 200 acres of outdoor cultivation land. The Company has purchased four parcels of land for cash, representing 81 acres of land, to advance its outdoor cannabis cultivation operation in British Columbia.

“We are very pleased to be executing on our plans to increase capacity through outdoor cultivation. Cannabis harvested from this new location will be used to produce the Company’s award-winning oil products as well as its future product innovations as Canadian regulations expand to include new product formats. The Company will continue to sell high quality dry flower from our Perpetual Harvest Greenhouses in Pelham, Ontario to medical and recreational consumers, and will use cannabis cultivated outdoors for its premium-priced extraction products at a fraction of the cost,” said Peter Aceto, Chief Executive Officer. “Subject to Health Canada approval, it is our plan to have plants in the ground and our first harvest from the 81 acres in 2019. Additional land is intended to be secured by the Company, which will bring outdoor cultivation to 200 acres, and will lead to total annualized production capacity of between 200,000kg and 300,000kg for the Company. Production from these additional lands are expected to come online in the third quarter of 2020, subject to regulatory approvals. We believe the transaction further demonstrates CannTrust’s low-cost cultivation leadership and is another example of CannTrust taking bold action to reach its vision of becoming a global leader in providing innovative cannabis products.”

CannTrust’s Outdoor Cultivation Capacity Continues to Grow

With the closing of this land acquisition, the Company has now secured 81 acres of land on which it will proceed to develop its outdoor cultivation capacity. CannTrust has commenced fencing of the property, installation of security systems and other infrastructure required for commercial production.

CannTrust expects to close a second transaction, which is currently under Letter of Intent, to secure additional land through long-term lease agreements in the near term. As previously announced, between the land acquisition announced today and the pending lease agreement, the Company expects to secure over 200 acres of total land for outdoor cultivation. Details of these transactions, including the location of the properties, will be disclosed upon satisfaction of customary closing conditions of the lease agreement.

Together these purchase and lease agreements are expected to add 100,000kg to 200,000kg of annualized production capacity in the third quarter of 2020, for an expected combined annualized production capacity, including the Company’s Perpetual Harvest Greenhouses in Pelham, Ontario, of between 200,000kg and 300,000kg, subject to receipt of Health Canada approvals.

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada, and the 2018 Canadian Cannabis Awards “Top Licensed Producer of the Year”. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves more than 68,000 medical patients with its dried, extract and capsule products. The Company operates its 450,000 sq. ft. Niagara Perpetual Harvest Facility in Pelham, Ontario, has been permitted to construct another 390,000 sq. ft. facility in Pelham, and prepares and packages its product portfolio at its 60,000 sq. ft. manufacturing centre of excellence in Vaughan, Ontario.

CannTrust is developing nanotechnology to develop new products in the medical, recreational, beauty, wellness and pet markets. The Company has established its international footprint through a strategic partnership with Cannatrek Ltd. in Australia and a joint venture with STENOCARE in Denmark. The Company has also partnered with Breakthru Beverage Group through Kindred Canada, for recreational distribution in Canada. CannTrust is committed to research and innovation through partnerships with McMaster University in Ontario and Gold Coast University in Australia, which were designed to contribute to the growing body of evidence-based research regarding the use and efficacy of cannabis.

For more information, please visit www.canntrust.ca.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release are based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information and statements includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2019 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information or to arrange an interview, please contact:

Media Relations:	Investor Relations:

Sybil Eastman	Marc Charbin

Tel: 1-888-677-1477	416-467-5229

media@canntrust.ca	investor@canntrust.ca